                                                                      Exhibit 21


                          SUBSIDIARIES OF THE COMPANY



Western Water Service Company, a Delaware corporation

YG Procyon Corporation, a California corporation

YG Rice Farms, L.P., a California limited partnership directly and indirectly wholly-owned and controlled by the Company

Western Agua, L.P., a Delaware limited partnership in which the Company owns a 70% interest